Exhibit 99.1

Lanvin Group Holdings Limited

Semi-Annual Report
As of and for the six months ended June 30, 2025

Lanvin Group Holdings Limited

Interim condensed consolidated financial statements (unaudited)

At and for the six months ended June 30, 2025 and 2024

CERTAIN DEFINED TERMS

In this report (the “Semi-Annual Report”), unless otherwise specified, the terms “we,” “us,” “our,” “Lanvin Group,” “the Company” and “our Company” refer to Fosun Fashion Group (Cayman) Limited, or FFG, and its consolidated subsidiaries, prior to the consummation of the Business Combination (as defined below) and to Lanvin Group Holdings Limited, or LGHL, and its consolidated subsidiaries following the Business Combination, as the context requires. The term “PCAC” refers to Primavera Capital Acquisition Corporation prior to the consummation of the Business Combination.

INTRODUCTION

The interim condensed consolidated financial statements as of and for the six months ended June 30, 2025 (the “Semi-Annual Condensed Consolidated Financial Statements”) included in this Semi-Annual Report have been prepared in compliance with IAS 34 — Interim Financial Reporting as issued by the International Accounting Standards Board and as endorsed by the European Union. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements as of December 31, 2024 and December 31, 2023 and for each of the three years in the period ended December 31, 2024 (the “Annual Consolidated Financial Statements”), except as otherwise stated in Note 3 in the notes to the Semi-Annual Condensed Consolidated Financial Statements.

The Group’s financial information in this Semi-Annual Report is presented in Euro except that, in some instances, information is presented in U.S. dollar. All references in this report to “Euro,” “EUR” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. dollar,” “USD” and “$” refer to the currency of the United States of America (the “U.S.”).

Certain totals in the tables included in this Semi-Annual Report may not add up due to rounding.

This Semi-Annual Report is unaudited.

NOTE ON PRESENTATION

On March 23, 2022, we entered into the Business Combination Agreement (the “Business Combination Agreement”) by and among LGHL, PCAC, FFG, Lanvin Group Heritage I Limited (“Merger Sub 1”) and Lanvin Group Heritage II Limited (“Merger Sub 2”), which was subsequently amended on October 17, 2022, October 20, 2022, October 28, 2022 and December 2, 2022. Pursuant to the Business Combination Agreement, (i) PCAC merged with and into Merger Sub 1, with Merger Sub 1 surviving and remaining as a wholly-owned subsidiary of LGHL, (ii) following the Initial Merger, Merger Sub 2 merged with and into FFG, with FFG being the surviving entity and becoming a wholly-owned subsidiary of LGHL, and (iii) subsequently, Merger Sub 1 as the surviving company of the Initial Merger merged with and into FFG as the surviving company of the Second Merger, with FFG surviving such merger (the “Business Combination”). For more information relating to the Business Combination, including a description of the transactions undertaken to complete the Business Combination, reference should be made to Note 1— General information to the Annual Consolidated Financial Statements in the Annual Consolidated Financial Statements.

Following the completion of the Business Combination, on December 14, 2022, our ordinary shares and public warrants began trading on the New York Stock Exchange (“NYSE”) under the symbols “LANV” and “LANV-WT”, respectively.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Semi-Annual Report contains forward-looking statements. Forward-looking statements include all statements that are not historical statements of fact and statements regarding, but not limited to, our expectations, hopes, beliefs, intention or strategies of regarding the future. You can identify these statements by forward-looking words such as “may,” “expect,” “predict,” “potential,” “anticipate,” “contemplate,” “believe,” “estimate,” “intend,” “plan,” “future,” “outlook,” “project,” “will,” “would” and “continue” or similar words. You should read statements that contain these words carefully because they:

●	discuss future expectations;
●	contain projections of future results of operations or financial condition; or
●	state other “forward-looking” information.

We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this Semi-Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

●	changes adversely affecting the business in which we are engaged;
●	our projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of our actual results or our future results;
●	management of growth;
●	the impact of health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic on our business;
●	our ability to safeguard the value, recognition and reputation of our brands and to identify and respond to new and changing customer preferences;
●	the ability and desire of consumers to shop;
●	our ability to successfully implement our business strategies and plans;
●	our ability to effectively manage our advertising and marketing expenses and achieve the desired impact;
●	our ability to accurately forecast consumer demand; high levels of competition in the personal luxury products market;
●	disruptions to our distribution facilities or our distribution partners;

●	our ability to negotiate, maintain or renew our license agreements;
●	our ability to protect our intellectual property rights;
●	general economic conditions;
●	the result of future financing efforts; and
●	other factors discussed elsewhere in this Semi-Annual Report.

In addition, statements that “we believe” and other similar statements reflect our belief and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Semi-Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherent uncertain and investors are cautioned not to unduly rely upon these statements.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this Semi-Annual Report. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section as well as any other cautionary statements contained herein. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this Semi-Annual Report or to reflect the occurrence of unanticipated events. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Semi-Annual Report or elsewhere might not occur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a global luxury fashion group with five portfolio brands, namely Lanvin, Wolford, Sergio Rossi, St. John, and Caruso. Founded in 1889, Lanvin is one of the oldest French couture houses still in operation, offering products ranging from apparel to leather goods, footwear, and accessories. Wolford, founded in 1950, is one of the largest luxury skinwear brands in the world, offering luxury legwear and bodywear, with a recent successful diversification into leisurewear and athleisure. Sergio Rossi is a highly recognized Italian shoemaker brand and has been a household name for luxury shoes since 1951. St. John is a classic, timeless and sophisticated American luxury womenswear house founded in 1962 and Caruso has been a premier menswear manufacturer in Europe since 1958. In addition to our current five portfolio brands, we are also actively looking at potential add-on acquisitions as part of our growth strategy.

Our goal is to build a leading global luxury group with unparalleled access to Asia and to provide customers with excellent products that reflect our brands’ tradition of fine craftsmanship with exclusive design content and a style that preserves the exceptional manufacturing quality for which those brands are known. This is consistently achieved through the sourcing of superior raw materials, the careful finish of each piece, and the way the products are manufactured and delivered to our customers. For the six months ended June 30, 2025 and 2024, we recorded revenues of €133.4 million and €171.0 million, respectively, net loss of €86.8 million and €69.4 million, respectively and Adjusted EBITDA of €(51.8) million and €(42.1) million, respectively.

We operate a combination of direct-to-consumer, or DTC, and wholesale channels worldwide through our extensive network of around 820 points of sale, including approximately 198 directly-operated retail stores (across our five portfolio brands) as of June 30, 2025. We distribute our products worldwide via retail and outlet stores, wholesale customers and e-commerce platforms. Taking into account the DTC (including both directly-operated stores and e-commerce sites) and wholesale channels, we are present in more than 75 countries.

Results of Operations

Six months ended June 30, 2025 compared with six months ended June 30, 2024

The following is a discussion of our results of operations for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024.

	For the six months ended June 30,
		Percentage		Percentage
		of		of
(Euro thousands, except percentages)	2025	revenues	2024	revenues
Revenues	133,395	100.0%	170,976	100.0%
Cost of sales	(61,490)	(46.1)%	(72,598)	(42.5)%
Gross profit	71,905	53.9%	98,378	57.5%
Marketing and selling expenses	(87,093)	(65.3)%	(105,591)	(61.8)%
General and administrative expenses	(56,754)	(42.5)%	(58,065)	(34.0)%
Other operating income and expenses	(8,789)	(6.6)%	5,457	3.2%
Loss from operations before non-underlying items	(80,731)	(60.5)%	(59,821)	(35.0)%
Non-underlying items	6,545	4.9%	3,143	1.8%
Operating Loss	(74,186)	(55.6)%	(56,678)	(33.1)%
Financial costs — net	(12,806)	(9.6)%	(13,187)	(7.7)%
Loss before income tax	(86,992)	(65.2)%	(69,865)	(40.9)%
Income tax benefits	208	0.2%	489	0.3%
Loss for the period	(86,784)	(65.1)%	(69,376)	(40.6)%
Non-IFRS Financial Measures(1)
Contribution profit	(15,188)	(11.4)%	(7,213)	(4.2)%
Adjusted EBIT	(80,494)	(60.3)%	(58,994)	(34.5)%
Adjusted EBITDA	(51,930)	(38.9)%	(42,111)	(24.6)%
(1)	See “— Non-IFRS Financial Measures”

Revenues

We generate revenue primarily through our five brands: Lanvin, Wolford, St. John, Sergio Rossi and Caruso, whose revenues are generated from the sale of their products, manufacturing and services for private labels and other luxury brands, as well as from royalties received from third parties and licensees. Revenue is measured at the transaction price which is based on the amount of consideration that we expect to receive in exchange for transferring the promised goods or services to the customer. For each period presented, revenue is exclusive of sales incentives, rebates and sales discounts. As such, the percentage contribution of these sales incentives, rebates and sales discount is zero.

Revenues for the six months ended June 30, 2025 amounted to €133.4 million, a decrease of €37.6 million or 22.0%, compared to €171.0 million in the same period in 2024.

The following table sets forth a breakdown of revenues by portfolio brand for the six months ended June 30, 2025 and 2024.

	For the six months ended		(Decrease) /
	June 30,		Increase
			2025 vs
(Euro thousands, except percentages)	2025	2024	2024	%
Lanvin	27,932	48,272	(20,340)	(42.1)%
Wolford	32,985	42,594	(9,609)	(22.6)%
St. John	39,654	39,981	(327)	(0.8)%
Sergio Rossi	15,314	20,404	(5,090)	(24.9)%
Caruso	17,627	19,734	(2,107)	(10.7)%
Other and holding companies	3,387	4,366	(979)	(22.4)%
Eliminations and unallocated	(3,504)	(4,375)	871	(19.9)%
Total	133,395	170,976	(37,581)	(22.0)%

The following table sets forth a breakdown of revenues by sales channel for the six months ended June 30, 2025 and 2024.

	For the six months ended		Increase /
	June 30,		(Decrease)
			2025 vs
(Euro thousands, except percentages)	2025	2024	2024	%
DTC	80,102	104,574	(24,472)	(23.4)%
Wholesale	46,757	59,589	(12,832)	(21.5)%
Other(1)	6,536	6,813	(277)	(4.1)%
Total Revenues	133,395	170,976	(37,581)	(22.0)%
(1)	Royalties received from third parties and licensees, and clearance income.

The following table sets forth a breakdown of revenues by geographical area for the six months ended June 30, 2025 and 2024.

	For the six months ended		Increase /
	June 30,		(Decrease)
			2025 vs
(Euro thousands, except percentages)	2025	2024	2024	%
EMEA(1)	55,411	75,704	(20,293)	(26.8)%
North America(2)	58,304	64,324	(6,020)	(9.4)%
Greater China(3)	10,237	19,761	(9,524)	(48.2)%
Other Asia(4)	9,443	11,187	(1,744)	(15.6)%
Total	133,395	170,976	(37,581)	(22.0)%
(1)	EMEA includes EU countries, the United Kingdom, Switzerland, the countries of the Balkan Peninsula, Eastern Europe, Scandinavian, Azerbaijan, Kazakhstan and the Middle East.
(2)	North America includes the United States of America and Canada.
(3)	Greater China includes mainland China, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan.
(4)	Other Asia includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

By segment

By segment, the decrease in revenues was driven by (i) a decrease of €20.3 million (or (42.1)%) in sales from Lanvin segment, which was mainly due to market headwinds and creative transition, (ii) a decrease of €9.6 million in sales (or (22.6)%) from Wolford segment, which was mainly due to the lingering effect of the transition to a new logistic supplier in past fiscal year and strategic optimization of retail network, (iii) a decrease of €5.1 million (or (24.9)%) from Sergio Rossi segment, which was mainly due to market headwinds and creative transition, (iv) a decrease of €2.1 million (or (10.7)%) from Caruso segment due to global luxury market softness.

By sales channel

By sales channel, the decrease in revenues was mainly related to a decrease of €24.5 million (or (23.4)%) in the DTC channel and a decrease of €12.8 million (or (21.5)%) in the wholesale channel.

The decrease in DTC revenues was mainly due to the softening demand for luxury goods and strategic channel optimization.

The decrease in wholesale channel mainly related to decrease in Lanvin, Sergio Rossi and Caruso, partially offset by increase in Wolford and St. John. The overall wholesale channel remained cautious due to industry headwinds yet showed interest in new collections.

The following table sets forth a breakdown of store count at the end of the six months ended June 30, 2025 and 2024:

	As of June 30,
	2025	2024
Lanvin	29	37
Wolford	97	140
St. John	35	42
Sergio Rossi	37	47
Caruso	—	—
Total	198	266

By geography

By geographical region, the decrease in revenues was mainly due to (i) a decrease of €20.3 million (or (26.8)%) in EMEA, (ii) a decrease of €9.5 million (or (48.2)%) in Greater China, (iii) a decrease of €6.0 million (or (9.4)%) in North America, and (iv) a decrease of €1.7 million (or (15.6)%) in other Asia.

The decrease in EMEA was due to the decrease of Lanvin, Wolford, Sergio Rossi, and Caruso. Lanvin’s EMEA business decreased €10.9 million (or (47.2)%) year-over-year to €12.2 million in the six months ended June 30, 2025, mainly attributed to its reduction in wholesale channels. Wolford’s EMEA business decreased €5.3 million (or (19.9)%) year-over-year to €21.2 million in the six months ended June 30, 2025, mainly attributable to the impact of shift to new logistic supplier in past fiscal year, Sergio Rossi’s EMEA business decreased €2.4 million (or (25.0)%) year-over-year to €7.2 million in the six months ended June 30, 2025, mainly attributable to its reduction in wholesale channels. Caruso’s EMEA business decreased €1.8 million (or (10.5)%) year-over-year to €15.0 million in the six months ended June 30, 2025.

The decrease in North America was mainly due to the decrease of Wolford and Lanvin, partially offset by increase in St. John. St. John’s North America business increased €1.4 million (or 3.8%) year-over-year to €38.7 million in the six months ended June 30, 2025. Wolford’s North America business decreased €4.0 million (or (31.3)%) year-over-year to €8.8 million in the six months ended June 30, 2025. Lanvin’s North America business decreased €3.4 million (or (28.2)%) year-over-year to €8.6 million in the six months ended June 30, 2025.

The decrease in Greater China was mainly due to market headwinds amid geopolitical uncertainties and strategic refocusing. In the six months ended June 30, 2025, Lanvin decreased by (60.3)% to €3.8 million, St. John decreased by (70.9)% to €0.7 million, Sergio Rossi’s revenue decreased by (34.5)% to €2.7 million and Wolford decreased by (13.6)% to €2.8 million.

The decrease in other Asia was mainly due to the decrease of Sergio Rossi and Caruso. Sergio Rossi’s other Asia business decreased €1.0 million (or (16.3)%) year-over-year to €5.4 million in the six months ended June 30, 2025 due to creative transition, Caruso’s other Asia business decreased €0.5 million (or 52.5%) year-over-year to €0.4 million in the six months ended June 30, 2025, which was mainly impacted by market headwinds.

The decrease across all regions was primarily attributed to a global softening in demand for luxury fashion goods.

Cost of sales

Cost of sales includes the raw material cost, production labor, assembly overhead including depreciation expense, procurement of the merchandise, and inventory valuation adjustments. In addition, cost of sales also includes customs duties, product packaging cost, royalty cost associated with sales of licensed products, and freight charges.

The following table sets forth a breakdown of cost of sales by nature for the six months ended June 30, 2025 and 2024.

	For the six months		Increase /
	ended June 30,		Decrease
			2025 vs
(Euro thousands, except percentages)	2025	2024	2024	%
Purchases of raw materials, finished goods and manufacturing services	30,227	50,419	(20,192)	(40.0)%
Change in inventories	14,534	4,276	10,258	239.9%
Labor cost	12,381	12,601	(220)	(1.7)%
Logistics costs, duties and insurance	7,069	7,523	(454)	(6.0)%
Depreciation and amortization	535	452	83	(18.4)%
Others	(3,256)	(2,673)	(583)	(21.8)%
Total cost of sales by nature	61,490	72,598	(11,108)	(15.3)%

The following table sets forth a breakdown of cost of sales by portfolio brand for the six months ended June 30, 2025 and 2024.

	For the six months
	ended		Increase /
	June 30,		(Decrease)
			2025 vs
(Euro thousands, except percentages)	2025	2024	2024	%
Lanvin	12,750	20,268	(7,518)	(37.1)%
Wolford	14,481	15,799	(1,318)	(8.3)%
St. John	12,403	12,285	118	1.0%
Sergio Rossi	9,059	10,186	(1,127)	(11.1)%
Caruso	12,545	14,010	(1,465)	(10.5)%
Other and holding companies	353	717	(364)	(50.8)%
Eliminations and unallocated	(101)	(667)	566	(84.9)%
Total	61,490	72,598	(11,108)	(15.3)%

Cost of sales for the six months ended June 30, 2025 amounted to €61.5 million, a decrease of €11.1 million or 15.3%, compared to €72.6 million in the same period in 2024.

By segment, the decrease in cost of sales was mainly related to the decrease in sales for Lanvin, Caruso, Wolford and Sergio Rossi.

Cost of sales as a percentage of revenues increased to 46.1% for the six months ended June 30, 2025 as compared with 42.5% in the same period in 2024. Such increase was primarily due to the gross margin decrease in Lanvin, Wolford and Sergio Rossi for decrease in levels of prior-season inventory, product mix impact and under utilization of capacity.

Gross profit

The following table sets forth a breakdown of gross profit by portfolio brand for the six months ended June 30, 2025 and 2024.

	For the six months
	ended		Increase /
	June 30,		Decrease
			2025 vs
(Euro thousands, except percentages)	2025	2024	2024	%
Lanvin	15,182	28,004	(12,822)	(45.8)%
Wolford	18,504	26,795	(8,291)	(30.9)%
St. John	27,251	27,696	(445)	(1.6)%
Sergio Rossi	6,255	10,218	(3,963)	(38.8)%
Caruso	5,082	5,724	(642)	(11.2)%
Other and holding companies	3,034	3,649	(615)	(16.9)%
Eliminations and unallocated	(3,403)	(3,708)	305	(8.2)%
Total	71,905	98,378	(26,473)	(26.9)%

Gross profit for the six months ended June 30, 2025 amounted to €71.9 million, a decrease of €26.5 million or (26.9)%, compared to €98.4 million in the same period in 2024.

The decrease in gross profit was mainly related to the decrease in revenue. Gross profit margin declined to 53.9% for the six months ended June 30, 2025 from 57.5% in the same period in 2024, which was mainly due to sell-through of prior-season inventory, temporary product mix change and under utilization of capacity. Gross profit margin is expected to recover as volumes rise and production efficiency improves.

Marketing and selling expenses

Marketing and selling expenses include store employee compensation, occupancy costs, depreciation, supply costs for store equipment, wholesale and retail account administration compensation globally, as well as depreciation and amortization which includes depreciation of right-of-use assets under IFRS 16. These expenses are affected by the number of stores that are open during any fiscal period and store performance, as compensation and rent expenses can vary with sales. Marketing and selling expenses also include advertising and marketing expenses, which consist of media space and production costs, advertising agency fees, public relations and market research expenses. In addition, marketing and selling expenses include distribution and customer service expenses which consist of warehousing, order fulfillment, shipping and handling, customer service, employee compensation and bag repair costs.

The following table sets forth a breakdown of marketing and selling expenses by portfolio brand for the six months ended June 30, 2025 and 2024.

	For the six months ended		Increase /
	June 30,		(Decrease)
			2025 vs
(Euro thousands, except percentages)	2025	2024	2024	%
Lanvin	(27,504)	(37,389)	9,885	(26.4)%
Wolford	(27,999)	(34,916)	6,917	(19.8)%
St. John	(22,781)	(23,036)	255	(1.1)%
Sergio Rossi	(7,755)	(9,490)	1,735	(18.3)%
Caruso	(1,108)	(936)	(172)	18.4%
Other and holding companies	(1,413)	(2,004)	591	(29.5)%
Eliminations and unallocated	1,467	2,180	(713)	(32.7)%
Total	(87,093)	(105,591)	18,498	(17.5)%

Marketing and selling expenses for the six months ended June 30, 2025 amounted to €87.1 million, a decrease of €18.5 million (or (17.5)%), compared to €105.6 million in the same period in 2024 mainly due to store network rationalization and reallocation of marketing investment to improve ROI.

By segment, the decrease in marketing and selling expenses was mainly related to (i) a decrease of €9.9 million (or (26.4)%) from Lanvin, (ii) a decrease of €6.9 million (or (19.8)%) from Wolford, (iii) a decrease of €1.7 million (or (18.3)%) from Sergio Rossi.

Marketing and selling expenses increased as a percentage of revenue due to expense deleverage on lower revenue.

Contribution profit/(loss)

Contribution profit/loss is defined as net revenues less the cost of sales and selling and marketing expenses, which constitutes the majority of our variable costs. Contribution profit is a non-IFRS financial measure. See “—Non-IFRS Financial Measures.”

Our consolidated contribution loss increased by €8.0 million (or (110.6)%) to €15.2 million loss for the six months ended June 30, 2025 from €7.2 million loss in the same period in 2024. The increase was mainly related to (i) an increase of €2.9 million from Lanvin, (ii) an increase of €2.2 million from Sergio Rossi, (iii) an increase of €1.4 million from Wolford, (iv) an increase of €0.8 million from Caruso.

General and administrative expenses

General and administrative expenses include administrative and management staff costs, product creation and sample costs, rent, depreciation, and amortization expenses for our administrative staff, as well as IT system development and maintenance expenses.

General and administrative expenses decreased to €56.8 million or by (2.3)% for the six months ended June 30, 2025, from €58.1 million in the same period in 2024. General and administrative expenses increased as a percentage of revenues to 42.5% for the six months ended June 30, 2025 from 34.0% in the same period in 2024, due to negative expense leverage on lower revenue.

Going forward, we expect general and administrative expenses to decline as a percentage of revenue as we scale and further improve our operational efficiency.

Other operating income and expenses

Other operating income and expenses include foreign exchange gains or losses and impairment losses.

Other operating income and expenses decreased to €8.8 million loss for the six months ended June 30, 2025 from €5.5 million gain in the same period in 2024, mainly due to foreign exchange loss compared to gain in the same period in 2024.

Loss from operations before non-underlying items

Loss from operations before non-underlying items for the six months ended June 30, 2025 increased by €20.9 million (or 35.0%) to €80.7 million, compared to €59.8 million in the same period in 2024. The increase in loss from operations before non-underlying items was mainly due to decrease in gross profit and other operating income and expenses, partially offset by decrease in marketing and selling expenses.

Adjusted EBITDA

Adjusted EBITDA, which is a non-IFRS financial measure, for the six months ended June 30, 2025 decreased to €(51.9) million from €(42.1) million in the same period in 2024. This decrease was mainly due to the decrease in gross profit, partially offset by decrease in marketing and selling expenses. Adjusted EBITDA as a percentage of total revenues decreased to (38.9)% in the six months ended June 30, 2025 from (24.6)% in the same period in 2024. See “—Non-IFRS Financial Measures.”

Non-underlying items

Non-underlying items comprise net gains on disposals, negative goodwill from acquisition of a subsidiary, gain on debt restructuring, government grants and others.

The non-underlying items were €6.5 million gain, or 4.9% of revenues for the six months ended June 30, 2025, compared to €3.1 million gain or 1.8% of revenues in the same period in 2024. The increase in the non-underlying items by €3.4 million was mainly due to government grants.

Operating loss

Operating loss for the six months ended June 30, 2025 amounted to €74.2 million, an increase of €17.5 million or 30.9%, compared to €56.7 million in the same period in 2024. The increase in operating loss resulted from an increase in loss from operations before non-underlying items and was partially offset by an increase in non-underlying items.

Finance cost—(net)

Finance costs (net) primarily include income and expenses relating to our interest income and expenses on financial assets and liabilities, including interest expense resulting from IFRS 16 lease liability.

Finance costs for the six months ended June 30, 2025 amounted to €12.8 million, a decrease of €0.4 million or (2.9)%, compared to finance costs of €13.2 million in the same period in 2024, primarily attributable to an increase of interest expenses on borrowings netted off by foreign exchange gain.

Loss before income tax

Loss before income tax for the six months ended June 30, 2025 amounted to €87.0 million, an increase of €17.1 million or 24.5%, compared to €69.9 million in the same period in 2024.

Income tax benefits / (expenses)

Income taxes include the current taxes on the results of our operations and any changes in deferred income taxes.

Income tax benefits for the six months ended June 30, 2025 amounted to €0.2 million gains, decreased by €0.3 million, compared to €0.5 million gain in the same period in 2024. The decrease was primarily due to the movement in deferred income tax gains/losses.

Loss for the period

Loss for the six months ended June 30, 2025 amounted to €86.8 million, an increase of €17.4 million or 25.1%, compared to €69.4 million in the same period in 2024.

Results by Segment

Six months ended June 30, 2025 compared with six months ended June 30, 2024

The following is a discussion of revenues, gross profit and contribution profit for each segment for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024.

Lanvin Segment

The following table sets forth revenues and gross profit for the Lanvin segment for the six months ended June 30, 2025 and 2024:

	For the six months ended		Increase /
	June 30,		(Decrease)
			2025 vs
(Euro thousands, except percentages)	2025	2024	2024	%
Revenues	27,932	48,272	(20,340)	(42.1)%
Gross profit	15,182	28,004	(12,822)	(45.8)%
Gross profit margin	54.4%	58.0%	(3.6)%	—
Marketing and selling expenses	(27,504)	(37,389)	9,885	(26.4)%
Contribution profit/(loss)(1)(3)	(12,322)	(9,385)	(2,937)	31.3%
Contribution profit margin(2)(3)	(44.1)%	(19.4)%	(24.7)%	—
(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the six months ended June 30, 2025 was €27.9 million, a decrease of €20.3 million or (42.1)% compared to €48.3 million in the same period in 2024.

The decrease is attributable to global market softness and the brand’s creative transition during the period.

DTC revenues decreased by 34.2% from €24.1 million for the six months ended June 30, 2024, to €15.8 million for the six months ended June 30, 2025. The drop in DTC channels was mainly due to retail network optimization in Greater China and lower sales from softer market in EMEA and North America. Greater China DTC revenues decreased by €5.5 million (or (62.4)% year-over-year) to €3.3 million in the six months ended June 30, 2025. EMEA DTC revenues decreased by €1.1 million (or (16.3)% year-over-year) to €5.6 million in the six months ended June 30, 2025. North America DTC revenues decreased by €1.7 million (or (20.2)% year-over-year) to €6.6 million in the six months ended June 30, 2025.

Wholesale revenues decreased by €10.9 million from €17.6 million for the six months ended June 30, 2024, to €6.7 million for the six months ended June 30, 2025, mainly due to the softness in the global luxury market as well as the brand’s creative transition -debut collections from the new artistic director will be delivered to wholesale partners in second half of 2025. The wholesale revenues as percentage of Lanvin’s total revenues decreased from 36.5% for the six months ended June 30, 2024 to 24.1% for the six months ended June 30, 2025.

Gross profit

Gross profit for the six months ended June 30, 2025 decreased to €15.2 million, a decrease of €12.8 million or (45.8)% compared to €28.0 million in the same period in 2024, primarily attributable to the decrease in revenue. Gross margin decreased to 54.4% in the six months ended June 30, 2025 compared to 58.0% in the same period in 2024, primarily due to the decrease in level of obsolete inventory and product mix.

Contribution profit/(loss)

Contribution loss for the six months ended June 30, 2025 was €12.3 million, an increase of €2.9 million from the €9.4 million loss in the same period in 2024.

The increase in contribution loss was mainly due to the loss in gross profit and partially offset by savings in expenses.

Wolford Segment

The following table sets forth revenues and gross profit for the Wolford segment for the six months ended June 30, 2025 and 2024:

	For the six months ended		Increase /
	June 30,		(Decrease)
			2025 vs
(Euro thousands, except percentages)	2025	2024	2024	%
Revenues	32,985	42,594	(9,609)	(22.6)%
Gross profit	18,504	26,795	(8,291)	(30.9)%
Gross profit margin	56.1%	62.9%	(6.8)%	—
Marketing and selling expenses	(27,999)	(34,916)	6,917	(19.8)%
Contribution profit/(loss)(1)(3)	(9,495)	(8,121)	(1,374)	16.9%
Contribution profit margin(2)(3)	(28.8)%	(19.1)%	(9.7)%	—
(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the six months ended June 30, 2025 decreased to €33.0 million, a decrease of €9.6 million or (22.6)% compared to €42.6 million for the six months ended June 30, 2024, mainly due to decrease in DTC channel by €11.9 million or (35.1)%, partially offset by higher wholesale revenue of €1.2 million or 14.1% and revenue in other channel of €1.0 million. The decrease in DTC channel was mainly reflects the residual impact from logistics transition last year.

Gross profit

Gross profit decreased by €8.3 million to €18.5 million for the six months ended June 30, 2025, compared to €26.8 million in the same period in 2024. Gross profit margin decreased to 56.1% for the six months ended June 30, 2025 from 62.9% in the same period in 2024.

The decrease in gross profit margin was primarily attributable to the residual impact from changing third party logistic suppliers and underutilization of capacity. Gross profit margin is expected to increase for scale and improvement in productivity.

Contribution profit/(loss)

Contribution loss for the six months ended June 30, 2025 was €9.5 million (or (28.8)% of revenue), compared to a loss of €8.1 million (or (19.1)% of revenue) in the same period in 2024, driven by the decrease in revenue and expense deleverage on lower revenues. Marketing and selling expenses declined to €28.0 million for the six months ended June 30, 2025 from €34.9 million in the same period in 2024.

St. John Segment

The following table sets forth revenues and gross profit for the St. John segment for the six months ended June 30, 2025 and 2024:

	For the six months ended		Increase /
	June 30,		(Decrease)
			2025 vs
(Euro thousands, except percentages)	2025	2024	2024	%
Revenues	39,654	39,981	(327)	(0.8)%
Gross profit	27,251	27,696	(445)	(1.6)%
Gross profit margin	68.7%	69.3%	(0.6)%	—
Marketing and selling expenses	(22,781)	(23,036)	255	(1.1)%
Contribution profit/(loss)(1)(3)	4,470	4,660	(190)	(4.1)%
Contribution profit margin(2)(3)	11.3%	11.7%	(0.4)%	—
(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the six months ended June 30, 2025 amounted to €39.7 million, a decrease of €0.3 million compared to €40.0 million in the same period in 2024.

Excluding foreign exchange impact, St. John’s revenue slightly increased year-over-year attributed to strong resilience in North American market and successful development of key wholesale partnerships.

Gross profit

Gross profit for the six months ended June 30, 2025 was €27.3 million, a decrease of €0.4 million compared to €27.7 million in the same period in 2024. Gross profit margin kept stable at 68.7% in the six months ended June 30, 2025, compared to 69.3% in the same period in 2024.

Contribution profit

Contribution profit for the six months ended June 30, 2025 was €4.5 million (or 11.3% of revenue), kept stable as compared to €4.7 million (or 11.7% of revenue) in the same period in 2024.

Sergio Rossi Segment

The following table sets forth revenues and gross profit for the Sergio Rossi segment for the six months ended June 30, 2025 and 2024:

	For the six months ended		Increase /
	June 30,		(Decrease)
			2025 vs
(Euro thousands, except percentages)	2025	2024	2024	%
Revenues	15,314	20,404	(5,090)	(24.9)%
Gross profit	6,255	10,218	(3,963)	(38.8)%
Gross profit margin	40.8%	50.1%	(9.3)%	—
Marketing and selling expenses	(7,755)	(9,490)	1,735	(18.3)%
Contribution profit/(loss)(1)(3)	(1,500)	728	(2,228)	(306)%
Contribution profit margin(2)(3)	(9.8)%	3.6%	(13.4)%	—
(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the six months ended June 30, 2025 amounted to €15.3 million, a decrease of €5.1 million compared to €20.4 million in the same period in 2024. The decrease was primarily due to market headwinds and market’s hesitation over previous season while awaiting new creative director’s debut.

Revenues through our DTC channels decreased by 21.3% from €14.0 million for the six months ended June 30, 2024, to €11.0 million for the six months ended June 30, 2025. The decrease in DTC channels was mainly attributable to softening demand and optimizing retail network in APAC.

Wholesale revenues decreased by 33.0% from €6.4 million for the six months ended June 30, 2024, to €4.3 million for the six months ended June 30, 2025, mainly due to market headwinds and creative transition.

Gross profit

Gross profit for the six months ended June 30, 2025 was €6.3 million, a decrease of €4.0 million compared to €10.2 million in the same period in 2024. Gross profit margin decreased to 40.8% in the six months ended June 30, 2025, compared to 50.1% in the same period in 2024. The decrease in gross profit margin was primarily due to product mix change.

Contribution profit/ (loss)

Contribution loss for the six months ended June 30, 2025 was €1.5 million (or (9.8)% of revenue), compared to a contribution profit of €0.7 million (or 3.6% of revenue) in the same period in 2024, caused by decrease in revenue. Marketing and selling expenses decreased to €7.8 million in the six months ended June 30, 2025 from €9.5 million in the same period in 2024, which was due to disciplined cost control measures.

Caruso Segment

The following table sets forth revenues and gross profit for the Caruso segment for the six months ended June 30, 2025 and 2024:

	For the six months ended		Increase /
	June 30,		(Decrease)
			2025 vs
(Euro thousands, except percentages)	2025	2024	2024	%
Revenues	17,627	19,734	(2,107)	(10.7)%
Gross profit	5,082	5,724	(642)	(11.2)%
Gross profit margin	28.8%	29.0%	(0.2)%	—
Marketing and selling expenses	(1,108)	(936)	(172)	18.4%
Contribution profit/(loss)(1)(3)	3,974	4,788	(814)	(17.0)%
Contribution profit margin(2)(3)	22.5%	24.3%	(1.8)%	—
(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the six months ended June 30, 2025 was €17.6 million, a decrease of €2.1 million or (10.7)% compared to €19.7 million in the same period in 2024.

Gross profit

Gross profit for the six months ended June 30, 2025 was €5.1 million, a decrease of €0.6 million compared to €5.7 million in the same period in 2024. Gross profit margin was 28.8% for the six months ended June 30, 2025 kept stable as compared with 29.0% for the six months ended June 30, 2024.

Contribution profit

Contribution profit for the six months ended June 30, 2025 was €4.0 million (or 22.5% of revenue), compared to €4.8 million (or 24.3% of revenue) in the same period in 2024. The decrease in contribution profit was due to decrease in revenue.

Liquidity and Capital Resources

Overview

We and our portfolio brands’ principal sources of liquidity have been through issuance of shares, loans from our shareholder Fosun International Limited (including its subsidiaries and joint ventures), and bank borrowings. As of June 30, 2025, we had cash and cash equivalents of €29.7 million.

Additionally, we have relied on liquidity provided by revenues generated from our operating activities. We require liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to fund ongoing cash requirements, including to purchase inventory and to fund costs for services and other expenses. In addition to our general working capital and operational needs, our main use of cash is now focused on maintaining and optimizing existing store operations, investing in digital transformation initiatives, and enhancing our supply chain capabilities.

Cash flows

Six months ended June 30, 2025 compared to the six months ended June 30, 2024

The following table summarizes the cash flows provided by/used in operating, investing and financing activities for each of the six months ended June 30, 2025 and 2024. Refer to the consolidated cash flows statement and accompanying notes included elsewhere in this Semi-Annual Report for additional information.

	For the six months ended		Increase /
	June 30,		(Decrease)
			2025 vs
(Euro thousands, except percentages)	2025	2024	2024	%
Net cash used in operating activities	(69,501)	(33,483)	(36,018)	107.6%
Net cash generated from / (used in) investing activities	1,879	(3,780)	5,659	(149.7)%
Net cash generated from financing activities	80,333	26,646	53,687	201.5%
Net change in cash and cash equivalents	12,711	(10,617)	23,328	(219.7)%
Cash and cash equivalents less bank overdrafts at the beginning of the period	18,043	27,850	(9,807)	(35.2)%
Effect of foreign exchange differences on cash and cash equivalents	(1,031)	646	(1,677)	(259.6)%
Cash and cash equivalents less bank overdrafts at the end of the period	29,723	17,879	11,844	66.2%

Net cash used in operating activities

Net cash used in operating activities changed from €(33.5) million for the six months ended June 30, 2024 to €(69.5) million for the six months ended June 30, 2025. The change was primarily attributable to (i) a decrease in trade payables, and (ii) the loss in the period.

Net cash generated from / (used in) investing activities

Net cash generated from investing activities changed from €(3.8) million net cash used for the six months ended June 30, 2024 to €1.9 million cash generated for the six months ended June 30, 2025. The change was primarily attributable to (i) a decrease in CAPEX investments and (ii) an increase in proceeds from disposal of assets.

Net cash generated from financing activities

Net cash flows generated from financing activities changed from €26.6 million for the six months ended June 30, 2024 to €80.3 million for the six months ended June 30, 2025. The change was primarily attributable to (i) an increase in proceeds from borrowings, and (ii) an increase in proceeds from financing of intangible assets, and partially offset by (iii) repayment of borrowings and (iv) repayment of leased liabilities.

Borrowings

We enter into and manage debt facilities centrally in order to satisfy the short and medium-term needs of each of our subsidiaries based on criteria of efficiency and cost-effectiveness.

Our portfolio brands have historically entered into and maintained with a diversified pool of lenders a total amount of committed credit lines that is considered consistent with their needs and suitable to ensure at any time the liquidity needed to satisfy and comply with all of their financial commitments, as well as guaranteeing an adequate level of operational flexibility for any expansion programs.

We are subject to certain covenants, including financial and otherwise, under our financing agreements. As of June 30, 2025, we were in material compliance with all covenants.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Developments

Meritz private placement and loan

On June 27, 2025, we consummated the following transactions pursuant to a share buyback agreement with Meritz Securities Co. Ltd. (“Meritz”) dated June 27, 2025: (i) Meritz sold and surrendered, and we repurchased from Meritz 13,804,733 Ordinary Shares for a price equal to €48.1 million and (ii) we issued to Meritz a fixed rate 11.40% secured loan note for a principal amount equal to the Repurchase Price (the “Loan”). Pursuant to the loan note, we agreed to repay the loan in two installments by repaying (i) €8.5 million on June 30, 2025, which has been settled and (ii) all outstanding amounts of the loan on December 14, 2026.

Shareholder loans

We received certain unsecured shareholder loans for working capital purposes from our shareholder Fosun International Limited and its subsidiaries, being FPI (US) 1 LLC, Shanghai Fosun High Technology (Group) Co., Ltd. and Shanghai Fosun High Technology Group Finance Co., Ltd. Most of such shareholder loans have interest rates ranging from 7.5% to 10% per annum. For the six months ended June 30, 2025, we received proceeds of shareholder loans €87.0 million from Fosun International Limited and its subsidiaries and repaid €9.6 million to Fosun International Limited and its subsidiaries. As of June 30, 2025, we had amounts due to Fosun International Limited and its subsidiaries (excluding accrued interest) of €221.1 million.

Non-IFRS Financial Measures

Our management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: contribution profit, contribution profit margin, adjusted earnings before interest and taxes (“Adjusted EBIT”), adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). Our management believes that these non-IFRS financial measures provide useful and relevant information regarding our performance and improve their ability to assess financial performance and financial position. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures that we use may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Contribution profit and contribution profit margin

Contribution profit is defined as revenues less the cost of sales and selling and marketing expenses. Contribution profit margin is defined as contribution profit divided by revenue.

Contribution profit subtracts the main variable expenses of selling and marketing expenses from gross profit, and our management believes this measure is an important indicator of profitability at the marginal level.

Below contribution profit, the main expenses are general administrative expenses and other operating expenses (which include foreign exchange gains or losses and impairment losses). As we continue to improve the management of our portfolio brands, we believe we can achieve greater economy of scale across the different brands by maintaining the fixed expenses at a lower level as a proportion of revenue. We therefore use contribution profit margin as a key indicator of profitability at the group level as well as the portfolio brand level.

The table below reconciles revenues to contribution profit for the periods indicated.

	For the six months ended June 30,
	2025	2024
Revenues	133,395	170,976
Cost of Sales	(61,490)	(72,598)
Gross profit	71,905	98,378
Marketing and selling expenses	(87,093)	(105,591)
Contribution profit	(15,188)	(7,213)

Adjusted EBIT

Adjusted EBIT is defined as profit or loss before income taxes, net finance cost, share based compensation, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets and government grants.

The table below reconciles loss for the year to adjusted EBIT for the periods indicated.

	For the six months ended June 30,
(Euro thousands)	2025	2024
Loss for the period	(86,784)	(69,376)
Add / (Deduct) the impact of:
Income tax expenses	(208)	(489)
Finance cost - net	12,806	13,187
Non-underlying items	(6,545)	(3,143)
Loss from operations before non-underlying items	(80,731)	(59,821)
Add / (Deduct) the impact of:
Share based compensation	237	827
Adjusted EBIT	(80,494)	(58,994)

Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets and government grants.

The table below reconciles loss for the year to adjusted EBITDA for the periods indicated.

	For the six months ended June 30,
	2025	2024
Loss for the period	(86,784)	(69,376)
Add / (Deduct) the impact of:
Income tax expenses	(208)	(489)
Finance cost - net	12,806	13,187
Non-underlying items	(6,545)	(3,143)
Loss from operations before non-underlying items	(80,731)	(59,821)
Add / (Deduct) the impact of:
Share based compensation	237	827
Provisions and impairment losses	(3,049)	(2,220)
Net foreign exchange losses / (gains)	10,302	(3,353)
Depreciation / Amortization	21,311	22,456
Adjusted EBITDA	(51,930)	(42,111)

Lanvin Group Holdings Limited

Interim condensed consolidated statements of profit or loss

For the six months ended June 30, 2025 and 2024

(Unaudited)

		For the six months ended June 30,
(Euro thousands except for loss per share)	Notes	2025	2024
Revenue	5	133,395	170,976
Cost of sales	6	(61,490)	(72,598)
Gross profit		71,905	98,378
Marketing and selling expenses	6	(87,093)	(105,591)
General and administrative expenses	6	(56,754)	(58,065)
Other operating income and expenses	6	(8,789)	5,457
Loss from operations before non-underlying items		(80,731)	(59,821)
Non-underlying items		6,545	3,143
Loss from operations		(74,186)	(56,678)
Finance cost – net	7	(12,806)	(13,187)
Loss before income tax		(86,992)	(69,865)
Income tax benefits		208	489
Loss for the period		(86,784)	(69,376)
Attributable to:
- Owners of the Company		(73,154)	(57,317)
- Non-controlling interests		(13,630)	(12,059)
Loss per share in Euro
- Basic and diluted (in Euro per share)	8	(0.62)	(0.49)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Lanvin Group Holdings Limited

Interim condensed consolidated statements of comprehensive loss

For the six months ended June 30, 2025 and 2024

(Unaudited)

	For the six months ended June 30,
(Euro thousands)	2025	2024
Loss for the period	(86,784)	(69,376)
Other comprehensive loss:
Items that may be subsequently reclassified to profit or loss
- Currency translation differences, net of tax	12,849	(2,798)
Items that will not be subsequently reclassified to profit or loss
- Employee benefit obligations: change in value resulting from actuarial reserve, net of tax	—	45
Total comprehensive loss for the period	(73,935)	(72,129)
Attributable to:
- Owners of the Company	(62,294)	(59,810)
- Non-controlling interests	(11,641)	(12,319)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Lanvin Group Holdings Limited

Interim condensed consolidated statements of financial position

At June 30, 2025 and December 31, 2024

(Unaudited)

		At June 30,	At December 31,
(Euro thousands)	Notes	2025	2024
Assets
Non-current assets
Intangible assets		211,978	213,501
Goodwill		38,115	38,115
Property, plant and equipment		33,976	39,440
Right-of-use assets	9	112,036	131,597
Deferred income tax assets		11,788	11,598
Other non-current assets		11,953	14,869
		419,846	449,120
Current assets
Inventories	10	74,016	89,712
Trade receivables		23,943	28,099
Other current assets		37,756	29,112
Cash and bank balances		29,723	18,043
		165,438	164,966
Total assets		585,284	614,086
Liabilities
Non-current liabilities
Non-current borrowings	11	10,266	25,222
Non-current lease liabilities	12	100,294	117,966
Non-current provisions		3,187	3,560
Employee benefits		17,414	17,240
Deferred income tax liabilities		51,422	51,390
Other non-current liabilities		34,510	16,005
		217,093	231,383
Current liabilities
Trade payables		56,497	80,424
Current borrowings	11	258,561	158,540
Current lease liabilities	12	32,669	36,106
Current provisions		1,304	1,524
Other current liabilities	13	126,980	139,020
		476,011	415,614
Total liabilities		693,104	646,997
Net liabilities		(107,820)	(32,911)

Equity
Equity attributable to owners of the Company
Share capital	14	*	*
Treasury shares	14	*	(46,576)
Other reserves		725,291	779,356
Accumulated losses		(810,340)	(737,186)
		(85,049)	(4,406)
Non-controlling interests		(22,771)	(28,505)
Total deficits		(107,820)	(32,911)

*Amounts less than €1,000.

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Lanvin Group Holdings Limited

Interim condensed consolidated statements of cash flows

For the six months ended June 30, 2025 and 2024

(Unaudited)

	For the six months ended June 30,
(Euro thousands)	2025	2024
Operating activities
Loss for the period	(86,784)	(69,376)
Adjustments for:
Income tax benefits	(208)	(489)
Depreciation and amortization	21,311	22,456
Reversal of provisions and impairment	(3,049)	(2,220)
Employee share-based compensation	174	827
Net gains on disposals	(3,541)	(1,970)
Finance costs	12,419	13,278
Reversal of expenses in respect of disputes	—	(1,158)
Fair value movement in warrants	(678)	(2,851)
Change in inventories	20,990	3,066
Change in trade receivables	3,643	9,063
Change in trade payables	(23,927)	2,476
Change in other operating assets and liabilities	(9,749)	(6,471)
Income tax paid	(102)	(114)
Net cash used in operating activities	(69,501)	(33,483)
Investing activities
Payment for the purchase of property, plant and equipment, intangible assets and other long-term assets	(2,911)	(5,586)
Proceeds from disposal of property, plant and equipment, intangible assets and other long-term assets	4,790	1,806
Net cash generated from / (used in) investing activities	1,879	(3,780)
Financing activities
Repurchase of ordinary shares	(669)	(9,414)
Proceeds from financing of intangible assets	22,610	—
Repayments of loan note	(8,547)	—
Proceeds from borrowings	187,801	114,768
Repayments of borrowings	(95,021)	(55,519)
Repayments of lease liabilities	(15,580)	(16,227)
Payment of borrowings interest	(5,568)	(3,320)
Payment of lease liabilities interest	(4,214)	(3,647)
Changes in ownership interest in a subsidiary without change of control	(479)	—
Capital contribution from non-controlling interests	—	5
Net cash generated from financing activities	80,333	26,646
Net change in cash and cash equivalents	12,711	(10,617)
Cash and cash equivalents less bank overdrafts at the beginning of the period	18,043	27,850
Effect of foreign exchange differences on cash and cash equivalents	(1,031)	646
Cash and cash equivalents less bank overdrafts at the end of the period	29,723	17,879

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Lanvin Group Holdings Limited

Interim condensed consolidated statements of changes in equity

For the six months ended June 30, 2025 and 2024

(Unaudited)

	Attributable to owners of the Company
	Issued	Treasury	Other	Accumulated		Non-controlling
(Euro thousands)	capital	shares	Reserves	losses	Total	interests	Total equity
Balance at December 31, 2024	*	(46,576)	779,356	(737,186)	(4,406)	(28,505)	(32,911)
Comprehensive loss
Loss for the period	—	—	—	(73,154)	(73,154)	(13,630)	(86,784)
Currency translation difference	—	—	10,860	—	10,860	1,989	12,849
Total comprehensive loss	—	—	10,860	(73,154)	(62,294)	(11,641)	(73,935)
Transactions with owners
Repurchase of ordinary shares	*	46,576	(47,245)	—	(669)	—	(669)
Employee share-based compensation	—	—	174	—	174	—	174
Changes in ownership interest in a subsidiary without change of control	—	—	(17,854)	—	(17,854)	17,375	(479)
Total transactions with owners	*	46,576	(64,925)	—	(18,349)	17,375	(974)
Balance at June 30, 2025	*	*	725,291	(810,340)	(85,049)	(22,771)	(107,820)
Balance at December 31, 2023	*	(65,405)	806,677	(571,931)	169,341	(3,713)	165,628
Comprehensive loss
Loss for the period	—	—	—	(57,317)	(57,317)	(12,059)	(69,376)
Currency translation difference	—	—	(2,538)	—	(2,538)	(260)	(2,798)
Net actuarial reserve from defined benefit plans	—	—	45	—	45	—	45
Total comprehensive loss	—	—	(2,493)	(57,317)	(59,810)	(12,319)	(72,129)
Transactions with owners
Repurchase of ordinary shares	—	9,414	(9,414)	—	—	—	—
Employee share-based compensation	—	—	827	—	827	—	827
Capital contribution from non-controlling interests	—	—	—	—	—	5	5
Other	—	—	(1,607)	—	(1,607)	—	(1,607)
Total transactions with owners	—	9,414	(10,194)	—	(780)	5	(775)
Balance at June 30, 2024	*	(55,991)	793,990	(629,248)	108,751	(16,027)	92,724

*Amounts less than €1,000.

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Lanvin Group Holdings Limited

Notes to the Interim Condensed Consolidated Financial Statements

At and for the six months ended June 30, 2025 and 2024

(Unaudited)

1.General information

Lanvin Group Holdings Limited (formerly known as Fosun Fashion Group Limited, and hereinafter referred to as “LGHL” or the “Company” and together with its consolidated subsidiaries, or any one or more of them, as the context may require, the “Lanvin Group” or the “Group”) is the holding company of the Lanvin Group and domiciled in Cayman Islands, the incorporation number of the Company is 382280 and the registered office is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The Group is the leading global luxury fashion group, managing iconic brands worldwide including French couture house Lanvin, Italian luxury shoemaker Sergio Rossi, Austrian skinwear specialist Wolford, American womenswear brand St. John, and high-end Italian menswear maker Caruso. The Group’s brand portfolio covers a wide variety of fashion categories and leverages a combination of e-commerce, offline retail and wholesale channels, providing both growth opportunities as well as stability and resilience throughout the fashion cycle.

2.Basis of preparation

Statement of compliance with IFRS

These unaudited interim condensed consolidated financial statements of the Group (the “Interim Condensed Consolidated Financial Statements”) have been prepared in compliance with IAS 34 - Interim Financial Reporting (“IAS 34”). The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2024 (the “Annual Consolidated Financial Statements”), which have been prepared in compliance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies adopted are consistent with those applied in the Consolidated Financial Statements, except for the adoption of new and amended standards as disclosed in Note 3.

Contents and structure of the Interim Condensed Consolidated Financial Statements

The Interim Condensed Consolidated Financial Statements include the interim condensed consolidated statements of profit or loss, interim condensed consolidated statements of comprehensive loss, interim condensed consolidated statements of financial position, interim condensed consolidated statements of cash flows, interim condensed consolidated statements of changes in equity and the accompanying notes.

The Interim Condensed Consolidated Financial Statements are presented in Euro, which is the functional and presentation currency of the Company, and amounts are stated in thousands of Euros, unless otherwise indicated.

Going concern

For the six months ended June 30, 2025, the Group has incurred operating losses of €74.19 million, and net losses of €86.78 million. The Group had net liabilities of €107.82 million, net current liabilities of €310.57 million and an accumulated losses of €810.34 million as of June 30, 2025.

Management closely monitors the Group’s financial performance and liquidity position. Historically, the Group has been able to obtain debt and equity financing. The Group has funded operations primarily with issuances of preferred shares, long-term debt and net proceeds from revenues.

The Interim Condensed Consolidated Financial Statements have been prepared on a going concern basis because one of the Company’s shareholders, Fosun International Limited, has committed to continue to provide adequate support for the Company to meet its obligations as they become due for at least 36 months from December 31, 2024.

Use of estimates

The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group in preparing its consolidated financial statements. Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, other than in the event that there are indications of impairment, in which case an immediate assessment is performed. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations, or significant plan amendments, curtailments or settlements.

3.Summary of significant accounting policies

Changes in accounting policies

New Standards and Amendments issued by the IASB and applicable to the Group from January 1, 2025

New IFRS Standards and Amendments to existing standards	Effective date
IAS 21 Lack of Exchange ability (Amendments to IAS 21)	January 1, 2025

There are no accounting pronouncements which have become effective from 1 January 2025 that have a significant impact on the Interim Condensed Consolidated Financial Statements. The accounting policies applied in these Interim Condensed Consolidated Financial Statements are the same as those applied in the Group’s Annual Consolidated Financial Statements as at and for the year ended December 31, 2024.

New standards, amendments and interpretations not yet effective

New IFRS Standards and Amendments to existing standards	Effective date
IFRS 7 and IFRS 9 Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)	January 1, 2026
IFRS 7 and IFRS 9 Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)	January 1, 2026
Annual Improvements to IFRS Accounting Standards – Volume 11	January 1, 2026
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027

At the date of authorization of these Interim Condensed Consolidated Financial Statements, a new, but not yet effective, amendment to existing Standard, has been published by the IASB. No amendment has been adopted early by the Group. The management had not yet completed the analysis necessary to assess the impacts of the new standards and the interpretations not yet applicable to the Group.

4.Segment reporting

The following tables summarize selected financial information by segment for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30, 2025
						Other and holding	Eliminations and	Group
(Euro thousands)	Lanvin	Wolford	Caruso	St. John	Sergio Rossi	companies	Unallocated	Consolidated
Segment results
Sales outside the Group	27,932	32,985	17,627	39,654	14,961	236	—	133,395
Intra-Group sales	—	—	—	—	353	3,151	(3,504)	—
Total revenue	27,932	32,985	17,627	39,654	15,314	3,387	(3,504)	133,395
Cost of sales	(12,750)	(14,481)	(12,545)	(12,403)	(9,059)	(353)	101	(61,490)
Gross profit	15,182	18,504	5,082	27,251	6,255	3,034	(3,403)	71,905
Other segment information
Depreciation and amortization	8,137	5,115	609	5,337	2,080	33	—	21,311
Of which: Right-of-use assets	5,919	4,058	357	4,305	1,076	—	—	15,715
Other	2,218	1,057	252	1,032	1,004	33	—	5,596
Provisions and impairment losses	(1,827)	1,045	(67)	755	(2,955)	—	—	(3,049)

	For the six months ended June 30, 2024
						Other and holding	Eliminations and	Group
(Euro thousands)	Lanvin	Wolford	Caruso	St. John	Sergio Rossi	companies	Unallocated	Consolidated
Segment results
Sales outside the Group	48,243	42,594	19,444	39,981	20,123	591	—	170,976
Intra-Group sales	29	—	290	—	281	3,775	(4,375)	—
Total revenue	48,272	42,594	19,734	39,981	20,404	4,366	(4,375)	170,976
Cost of sales	(20,268)	(15,799)	(14,010)	(12,285)	(10,186)	(717)	667	(72,598)
Gross profit	28,004	26,795	5,724	27,696	10,218	3,649	(3,708)	98,378
Other segment information
Depreciation and amortization	8,437	6,229	563	4,799	2,393	35	—	22,456
Of which: Right-of-use assets	5,739	5,470	329	3,756	1,435	—	—	16,729
Other	2,698	759	234	1,043	958	35	—	5,727
Provisions and impairment losses	(727)	510	529	(1,170)	(1,362)	—	—	(2,220)

The following table summarizes non-current assets by geography at June 30, 2025 and December 31, 2024.

	At June 30,	At December 31,
	2025	2024
EMEA (1)	247,059	255,836
North America (2)	110,113	125,662
Greater China (3)	49,241	53,187
Other Asia (4)	1,645	2,837
Total non-current assets (other than deferred tax assets)	408,058	437,522
(1)	EMEA includes EU countries, the United Kingdom, Switzerland, the countries of the Balkan Peninsula, Eastern Europe, Scandinavian, Azerbaijan, Kazakhstan and the Middle East.
(2)	North America includes the United States of America and Canada.
(3)	Greater China includes Mainland China, Hong Kong, Macao and Taiwan.
(4)	Other Asia includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

5.Revenue

The Group generates revenue primarily from the sale of its products (net of returns and discounts), and from fees for royalties and licenses received from third parties.

Breakdown of revenue by sales channel:

	For the six months ended June 30,
(Euro thousands)	2025	2024
Direct To Consumer (DTC)	80,102	104,574
Wholesale	46,757	59,589
Other (1)	6,536	6,813
Total revenue by sales channel	133,395	170,976
(1)	Other revenues mainly include royalties and certain sales of old season products.

Breakdown of revenue by geographic area:

	For the six months ended June 30,
(Euro thousands)	2025	2024
EMEA	55,411	75,704
North America	58,304	64,324
Greater China	10,237	19,761
Other Asia	9,443	11,187
Total revenue by geographic area	133,395	170,976

6.Expenses by nature

	For the six months ended June 30,
(Euro thousands)	2025	2024
Personnel costs	71,105	80,688
Raw materials, consumables and finished goods used	30,227	50,419
Changes in inventories of finished goods and work in progress	14,534	4,276
Depreciation and amortization	21,311	22,456
Freight and selling expenses	17,903	21,446
Professional service fees	17,554	17,292
Net foreign exchange losses / (gains)	10,302	(3,353)
Lease expenses	10,264	12,549
Advertising and marketing expenses	7,261	14,326
Studies and research expenses	3,957	2,388
Office expenses	2,004	3,010
Travel expenses	1,598	1,651
Taxes and surcharges	1,280	2,601
Fair value changes on warrants	(678)	(2,851)
Reversal of provisions and impairment	(3,049)	(2,220)
Other	8,553	6,119
Total expenses	214,126	230,797

7.Finance costs

Breakdown for finance income, finance expenses and net foreign exchange gains or losses:

	For the six months ended June 30,
(Euro thousands)	2025	2024
Finance income
- Net foreign exchange gains	7,297	120
- Interest income	70	31
Total finance income	7,367	151
Finance expenses
- Interest expense on lease liabilities	(4,214)	(3,647)
- Interest expense on borrowings	(15,502)	(9,492)
- Other	(457)	(199)
Total finance expenses	(20,173)	(13,338)
Total finance costs - net	(12,806)	(13,187)

8.Loss per share

Basic and diluted loss per share were calculated as the ratio of net profit or (loss) attributable to the shareholders of the Company by the weighted average number of outstanding shares (basic and diluted) of the Company.

Basic and diluted net loss per share attributable to ordinary shares for the six months ended June 30, 2025 and 2024 are calculated as follows (in thousands, except share and per share amounts):

	For the six months ended June 30,
(Euro thousands)	2025	2024
Net loss attributable to ordinary shares	(73,154)	(57,317)
Weighted-average shares outstanding-basic and diluted (thousand shares)	117,314	117,320
Net loss per share:
Basic and diluted (in Euro)	(0.62)	(0.49)

As the Group incurred net losses for the six months ended June 30, 2025 and 2024, basic loss per share was the same as diluted loss per share.

In the calculation of diluted earnings per shares, the warrants have been excluded as the average market price of ordinary shares during the period was lower than the exercise price of the warrants.

The following potentially dilutive outstanding securities were excluded from the computation of diluted loss per ordinary share because their effects would have been anti-dilutive for the six months ended June 30, 2025 or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	At June 30,	At June 30,
(Thousand shares)	2025	2024
Treasury shares	8,651	27,702
Warrants	31,980	31,980
Total outstanding shares of potentially dilutive securities	40,631	59,682

9.Right-of-use assets

			Total net
(Euro thousands)	Real estate	Other	carrying amount
At December 31, 2024	130,699	898	131,597
Additions	3,177	339	3,516
Disposals	(1,356)	—	(1,356)
Depreciation	(15,518)	(197)	(15,715)
Reversal of impairment losses	100	—	100
Contract modifications	2,120	—	2,120
Net foreign exchange differences	(8,202)	(24)	(8,226)
At June 30, 2025	111,020	1,016	112,036

10.Inventories

	At June 30,	At December 31,
(Euro thousands)	2025	2024
Raw materials, ancillary materials and consumables	12,812	12,688
Work-in-progress and semi-finished products	6,534	7,784
Finished goods	54,670	69,240
Total inventories	74,016	89,712

The cost of inventories recognized as an expense in cost of sales amounted to €61,490 thousand and €72,598 thousand for the six months ended June 30, 2025 and 2024 respectively.

For the six months ended June 30, 2025, the net amount of €3,687 thousand inventory impairment loss was reversed as the goods were sold at an amount in excess of the written-down value (June 30, 2024: €3,269 thousand). The amount reversed was within cost of sales.

11.Borrowings

The following table provides a breakdown for non-current and current borrowings:

(Euro thousands)	Guaranteed	Secured	Unsecured	Total borrowings
At December 31, 2024	5,694	26,114	151,954	183,762
Repayments	(1,778)	(63,107)	(30,136)	(95,021)
Proceeds	28,872	42,334	116,595	187,801
Net foreign exchange difference	(3,313)	(749)	(3,653)	(7,715)
At June 30, 2025	29,475	4,592	234,760	268,827
Repayable:
- Within one year	28,364	4,592	225,605	258,561
- In the second year	764	—	—	764
- In the third year	139	—	9,155	9,294
- Over three years	208	—	—	208
	29,475	4,592	234,760	268,827
Portion classified as current liabilities	(28,364)	(4,592)	(225,605)	(258,561)
Non-current portion	1,111	—	9,155	10,266

12.Lease liabilities

(Euro thousands)	Lease liabilities
At December 31, 2024	154,072
Additions due to new leases and store renewals	3,085
Interest expense	4,214
Repayment of lease liabilities (including interest expense)	(19,794)
Contract modifications	3,270
Disposals	(1,544)
Net foreign exchange differences	(10,340)
At June 30, 2025	132,963
Of which:
Non-current	100,294
Current	32,669

In certain countries, leases for stores entail the payment of both minimum amounts and variable amounts, especially for stores with lease payments indexed to revenue. As required by IFRS 16, only the minimum fixed lease payments are capitalized.

13.Other current liabilities

	At June 30,	At December 31,
(Euro thousands)	2025	2024
Loan note	39,588	—
Due to related companies	29,154	23,504
Payroll and employee benefits payables	20,932	21,222
Accrued expenses	17,259	17,809
Tax payables	9,069	11,069
Customer advances	3,393	4,140
Warrant liabilities	545	1,223
Financing fund	—	51,874
Other	7,040	8,179
Total other current liabilities	126,980	139,020

Loan note and financing fund

Financing fund is the investment to be made by Meritz Securities Co., Ltd.(“Meritz”), a Korean incorporated investment fund in the Company. On June 27, 2025, LGHL consummated the following transactions pursuant to a share buyback agreement with Meritz:

●	Meritz sold and surrendered, and LGHL repurchased from Meritz 13,804,733 Ordinary Shares for a price equal to €48.1 million (the “Repurchase Price”);
●	Immediately thereafter, LGHL issued to Meritz a fixed rate 11.40% secured loan note (the “Loan Note”) for a principal amount equal to the Repurchase Price (the “Loan”). Pursuant to the Loan Note, LGHL agreed to repay the Loan in two installments by repaying (i) €8.50 million on June 30, 2025, and (ii) all outstanding amounts of the Loan on December 14, 2026;
●	The Repurchase Price payable by LGHL to Meritz was offset in its entirety against the issuance of the Loan Note by LGHL to Meritz.

As of the end of June 2025, LGHL has completed the repurchase of all shares held by Meritz, and all the repurchased 19,050,381 shares have been cancelled.

14.Share capital

As of June 30, 2025, the share capital amounted to €118 (December 31, 2024: €132), comprising 116,944,667 fully paid-up ordinary shares with a par value of $0.000001. Excluding the 8,651,247 treasury shares, there were 116,944,667 shares issued and outstanding June 30, 2025.

The decrease in share capital resulted from the following transactions:

●	Repurchasing 13,804,733 shares held by Meritz in June 2025 reduced share capital by €13. As of the end of June 2025, LGHL has completed the repurchase of all shares held by Meritz. The 19,050,381 shares have been cancelled, including 13,804,733 shares repurchased in June 2025 and the 5,245,648 shares repurchased in 2024, with this cancellation leading to a reduction of €46,576 thousand in treasury shares.
●	In June 2025, LGHL repurchased and cancelled 375,157 ordinary shares from Itochu Corporation, resulting in a decrease in share capital by €0.36.

15.	Related party transactions

Transactions with related parties

In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the periods:

	For the six months ended June 30,
(Euro thousands)	2025	2024
(i) Sales of goods
Handsome Corporation (1)	249	730
(ii) Rental expenses
Shanghai Fosun Bund Property Co., Ltd. (3)	—	162
(iii) Other service expenses
Baozun Hong Kong Investment Limited and its subsidiaries (1)	322	723
(iv) Interest expenses
Fosun International Limited (1)	7,742	1,869
Meritz Securities Co., Ltd. (4)	2,442	5,224
Shanghai Fosun High Technology (Group) Co., Ltd. (2)	491	504
FPI (US) I LLC (2)	99	110
Shanghai Fosun High Technology Group Finance Co., Ltd. (2)	56	—
Fosun JoyGo (HK) Technology Limited (2)	—	2
Total interest expenses	10,830	7,709

	For the six months ended June 30,
(Euro thousands)	2025	2024
(v) Proceeds of shareholder loan
Fosun International Limited	86,102	58,127
Shanghai Fosun High Technology Group Finance Co., Ltd.	866	576
FPI (US) I LLC	—	2,790
Total proceeds of shareholder loan	86,968	61,493
(vi) Repayments of shareholder loan
Meritz Securities Co., Ltd.	16,710	11,090
Fosun International Limited	9,151	—
Shanghai Fosun High Technology Group Finance Co., Ltd.	452	—
Fosun JoyGo (HK) Technology Limited	—	1,107
Total repayments of shareholder loan	26,313	12,197
(vii) Repayments of financing fund
Meritz Securities Co., Ltd.	48,091	—
(viii) Proceeds from financing of intangible assets
Itochu Corporation (1)	22,610	—
(ix) Royalty
Handsome Corporation	1,390	1,503
Itochu Corporation	1,018	1,876
Total royalty	2,408	3,379

Balances with related parties

	At June 30,	At December 31,
(Euro thousands)	2025	2024
(i) Borrowings
Fosun International Limited	208,179	134,649
Shanghai Fosun High Technology (Group) Co., Ltd.	9,155	10,221
FPI (US) I LLC	2,300	2,579
Shanghai Fosun High Technology Group Finance Co., Ltd.	1,495	1,349
Meritz Securities Co., Ltd.	—	16,710
Total borrowings	221,129	165,508
(ii) Other current liabilities
Fosun International Limited	14,857	7,362
Shanghai Yu Garden Group and its subsidiaries	9,043	9,671
Shanghai Fosun Bund Property Co., Ltd.	1,867	2,114
Baozun Hong Kong Investment Limited and its subsidiaries	1,532	1,105
Shanghai Fosun Industrial Investment Co., Ltd. (2)	923	1,030
Shanghai Fosun High Technology (Group) Co., Ltd.	361	403
FPI (US) I LLC	297	229
Fosun Holdings Limited	255	289
Shanghai Fosun High Technology Group Finance Co., Ltd.	19	3
Meritz Securities Co., Ltd.	—	53,172
Total other current liabilities	29,154	75,378
(iii) Other current assets
Fosun International Limited	239	267
(iv) Other non-current liabilities
Itochu Corporation	27,180	4,570
Shanghai Fosun High Technology (Group) Co., Ltd.	3,032	2,872
Total other non-current liabilities	30,212	7,442

Notes:

(1)	One of the shareholders of the Group.
(2)	Subsidiaries of Fosun International Limited.
(3)	Joint venture of Fosun International Limited.
(4)	One of the shareholders of the Group from January 1, 2025 to June 26, 2025 and the related party transactions are accumulated transactions for this period. It ceased to be a related party from June 27, 2025, when the Group repurchased its shares.

16.Subsequent events

Up to the approval date of the Interim Consolidated Financial Statements, the Group had no subsequent events to be disclosed.